BB



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

03053012



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SEC FILE NUMBER
8 - 52653

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Park Capital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 East 45th Street
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William O. Triebel (212) 244-1555
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036-2714
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, William O. Triebel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Captial Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William O. Triebel
Signature

FINOP
Title

Sworn to before me this 28th day of March, 2003

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARK CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

PARK CAPITAL SECURITIES, LLC

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands



Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Park Capital Securities, LLC

We have audited the accompanying statement of financial condition of Park Capital Securities, LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Park Capital Securities, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

New York, New York
March 18, 2003

PARK CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash	$	30
Equity securities owned, at market		223,450
Receivable from clearing broker, including clearing deposit of $158,519		196,474
Other assets		141,931
	$	561,885
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	63,215
Due to parent		13,606
Total liabilities		76,821
Commitments and contingencies		
Members' equity		485,064
	$	561,885

1 . Nature of operations

Park Capital Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations consist primarily of engaging in securities sales on a risk-less principal and agency basis, and providing investment banking services. Park Capital Financial Group, LLC (PCFG) (the "Parent") is the owner of 99% of the membership interests of the Company.

2 . Summary of significant accounting policies

Equity Securities Owned, at Market

All equity securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the investment banking agreements. Two agreements entered into by the Company during 2002 indicated that as part of the retainer fee, the Company would be issued warrants. Management of the Company has indicated that the warrants were never issued and since the Company is not intending to perform additional services under these agreements, the warrants will never be issued. As such, no provision has been made in the accompanying financial statements for these warrants.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Other assets

Included in other assets is approximately $114,000 representing advances for commissions to certain members of the Company.

4. Accounts payable, accrued expenses and other liabilities

Included in accounts payable, accrued expenses and other liabilities is $25,000, net of a deposit with the Company's former clearing broker of $50,000, due to the former clearing broker as settlement of a claim. Included in other expenses is $75,000 related to this matter.

5. Due to parent

The amount due to parent represents accrued administrative service fees.

6. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $255,000, which was approximately $250,000 in excess of its minimum requirement of approximately $5,000. The Company's clearance agreement requires a minimum net capital of $300,000 and that the Company must maintain a net worth of $300,000 in cash or cash equivalents acceptable to the clearing broker on deposit in the Company's proprietary accounts at the clearing broker. At December 31, 2002, the Company was in violation of both of these requirements provided by the clearance agreement. The clearing broker is aware of these violations and Management believes that the clearing broker will not exercise its option to terminate this agreement as a result of the violations.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Off-balance sheet risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement.

9. Commitments and contingencies

The Company entered into an expense allocation agreement with PCFG, whereby PCFG is obligated to pay, among other items, certain payroll and related expenses, rent, equipment costs, communications expenses and other operating expenses. In accordance with this agreement, the Company is obligated to pay 95% of its monthly net income, exclusive of any gain on securities, when monthly net income is not a loss, to its parent. During the period January 1, 2002 through September 30, 2002 the calculation did not include the "gain on securities" provision. Administrative service fees under this agreement approximated $442,000 for the year ended December 31, 2002.

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company believes that the resolution of these matters will not have a material adverse effect on the financial condition, result of operation or cash flows of the Company.